VECTOR VENTURES CORP.
                             Analipseos 30 Apt. #25
                                 52236 Panorama
                               Thessaloniki Greece
                           Telephone +30-697-366-9834
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                                                                 January 9, 2006

Mr. Derek Swanson
U.S. Securities and Exchange Commission Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment No. 1 to the Form SB-2
    Filed December 23, 2005
    File No. 333-129847

Dear Mr. Swanson,

In response to your letter of January 6, 2006 we have filed, via EDGAR, an amendment to our SB-2 and provide this cover letter to assist you in your review. We have also mailed marked copies of the amendment to you as requested.

AMENDMENT NO. 1 TO THE FORM SB-2

GENERAL

1.   We have included the units and the warrants in the fee table.

2. We have revised the cover page per your comments and removed any capitalized terms.

DESCRIPTION OF BUSINESS, PAGE 20

3.   We have included the maps in the registration statement.

PROPERTY, PAGE 26

4. We have revised this section to remove any technical terms, or defined them as needed.

UNDERTAKINGS, PAGE II-5

5.   We have included the undertaking set forth in Item 512(g)(2).

Sincerely,


/s/ Kristian Kostovski
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Kristian Kostovski
President & Director